Exhibit 99.4

NICE inContact CXone Business Line Texting Solution Helps Vera
Bradley Increase Contact Center Efficiency and Enhance Customer Experience

CXone with integrated Textel two-way texting, decreases call volume, increases efficiency, and adds level of service for Vera Bradley

Salt Lake City, November 15, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced business results for Vera Bradley achieved with the NICE inContact CXone Business Line Texting Solution, including integrated Textel two-way texting, that increases contact center agent efficiency and enhances customer experience. Textel, a NICE inContact DevONE partner, provides SMS and MMS on existing contact center phone numbers and is available on CXexchange marketplace featuring ready-to-use applications designed to integrate with CXone, the world’s #1 cloud customer experience platform.

Vera Bradley is an innovative brand for women, specializing in handbags, luggage, and accessories. The company has multiple distribution points throughout the United States, selling directly to the consumer. Vera Bradley recognized their customers might be trying to send text messages to their current toll-free customer service number. In an effort to increase customer service efficiency and enhance customer experience, they wanted to offer their customers an easy way to text customer service without giving out a new number just for texting.

To meet the challenge, Vera Bradley used Textel integrated with CXone to achieve the following benefits:

•	Decreased call volume by seven percent at initial rollout, as customers opt to send a text instead of calling
•	Increased contact center efficiency and cost effectiveness
o	Vera Bradley now handles more customer contacts – faster and at a lower cost. Dedicated agents can manage three customers at a time over text versus just one over the phone
•	Added another level of service while enhancing the customer experience by adding “TEXT” to their current toll-free customer service number
o	The company has experienced a zero percent abandon rate when interacting with customers over text

“CXone with integrated Textel has helped us better communicate with our customers. It was paramount to have unified applications on the NICE inContact CXone cloud customer experience platform. The solution works seamlessly and our agents continue to work within a single, easy to use desktop environment. We know customer service expectations are at an all-time high and each customer service situation needs to be handled as efficiently as possible. We are thrilled that so many of our customers prefer to text with us,” said Susan Campbell, Director, Customer Service at Vera Bradley.

“The CXone customer experience platform enables contact centers to customize robust omnichannel solutions and continually adapt to changing requirements and customer expectations,” said Paul Jarman, CEO of NICE inContact. “We’re pleased to share the results Vera Bradley achieved with CXone, in partnership with Textel.”

Textel is fully integrated with NICE inContact CXone, providing contact centers the ability to seamlessly integrate texting into their existing workflow. Providing SMS and MMS on existing contact center phone numbers enables the contact center to drive more engagement with their customers while lowering the expense of that engagement, as the cost of a text interaction is less expensive than a voice interaction.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

DEVone offers partners broad tools and resources to enable independent software vendors (ISVs) like Textel to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how Textel’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their applications ready to integrate easily with CXone.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.